GENERAL PROPERTY TRUST

File No 34819


05006810

22 March 2005

GPT Management Limited
ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9236 6020

GPT@lendlease.com.au

www.gpt.com.au

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAR 24 2005
WASH. D.C. 152 SECTION

Attention: Filing Clerk

Dear Sir

SUPPL

Re: Company: GPT Management Limited
File No: 34819

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
21/03/2005	BNB: GPT Investor Presentation
28/02/2005	Letter to Shareholders: Distribution advice for Dec 2004 Quarter
17/02/2005	BNB: B&B and GPT announce $1bn global Real Estate JV

Yours faithfully
GPT Management Limited

PROCESSED
MAR 29 2005
THOMSON FINANCIAL



James Coyne
Legal Counsel and Company Secretary

22574

21 March 2005

ASX Announcement

GPT Investor Presentation

Please see the attached presentation, which will be shortly delivered to General Property Trust ("GPT") investors by Babcock & Brown and GPT.

Ends

Media Inquiries:

Phil Green

Michael Maxwell

David Ross

Phone: +61 2 9229 1800

About Babcock & Brown
http://www.babcockbrown.com

Babcock & Brown is a global investment and advisory firm with longstanding capabilities in structured finance and the creation, syndication and management of asset and cash flow-based investments. Babcock & Brown was founded in 1977 and is listed on the Australian Stock Exchange.

Babcock & Brown operates from 18 offices across Australia, the United States, Europe, Asia and Africa and has more than 440 employees worldwide. Babcock & Brown has five operating divisions including real estate, infrastructure and project finance, operating leasing, structured finance and corporate principal investment and funds management.

Presentation

Overview of European Market and Joint Venture Opportunities

Agenda

1. Rationale for the Joint Venture – Strategy and Business Plan
   (*Nic Lyons, Chief Executive Officer - GPT*)
2. Overview of Babcock & Brown & Global Real Estate Activities
   (Michael Maxwell, Global Head of Real Estate - Babcock & Brown)
3. Review of European Market Characteristics
   (Martin Rey, Head of European Operations - Babcock & Brown)
4. Portfolio Overview & Discussion
   (Martin Rey, Christian Terberger and Artus Pourroy – members of Babcock & Brown's German Real Estate Team)

Section 1

Rationale for the Joint Venture – Strategy and Business Plan

1. Rationale for Joint Venture

- GPT's objectives in reviewing alternatives
  - An independent GPT (investor choice, retain control premium)
  - Contemporary structure (internally managed)
  - Immediate access to an earnings "growth engine"
- JV with Babcock & Brown delivers two new "growth" asset classes for GPT
  - Global Real Estate opportunities (10 – 15% of GPT's asset base)
  - Real Estate Funds Management
- Powerful combination
  - GPT's asset and funds management expertise
  - Babcock & Brown's global asset sourcing and structuring expertise

1. Rationale for Joint Venture

Global Real Estate

- Why Global Real Estate?
  - More attractive opportunities in strong markets
    - Liquidity
    - Scale and availability
    - Higher risk adjusted return
  - Australian market is relatively mature

1. Rationale for Joint Venture

Proforma Example – Comparison of Australian Retail Investment by GPT & European Retail Investment by the JV

Return Comparison	GPT Australian Prime Retail [1]	Western European Prime Retail	Western European Hypermarket
Initial Yield	6.0%	6.0%	7.5%
Escalation (pa)	3.0%	2.0%	2.0%
Gearing Level	35% [2]	70% [3]	70% [3]
Cost of Debt	6.25%	4.5% [4]	4.5% [4]
Tax on Equity Yield	0%	20% [5]	20% [5]
Average 5 Year Equity Yield [6]	6.4%	8.3%	12.4%
IRR Excluding Currency Hedging	**9.6%**	**12.5%**	**16.3%**
IRR Including Currency Hedging	**N/A**	**15.6%**	**19.7%**

(1) Proforma GPT investment
(2) Assuming GPT average gearing level
(3) Average gearing level for JV investments – non recourse
(4) Indicative five year non recourse borrowing rate including margin
(5) Average global effective tax rate assumed in JV model
(6) Average over five years assuming rent escalation

1. Rationale for Joint Venture

Key Elements – JV Business Model

The overall strategy is to build a portfolio with a diverse range of standing assets with long term, secure cashflows and development projects.

Look for the market with the best risk adjusted returns (targeting minimum 15% IRR)

The Joint Venture will

- Use non recourse leverage
- Use appropriate currency hedging
- Exploit the yield to interest rate gap
- Use Babcock & Brown's network of relationships to source off market transactions whenever possible

Work the Portfolio to extract upside and growth in earnings. This will include

- Trading assets by the selldown of selected parts of the Portfolio
  - to individual purchasers
  - to funds established and managed by the Joint Venture
- Active management
- Regearing on a non-recourse basis against increased value

1. Rationale for Joint Venture

Financial Impact and Benefits for GPT

	CY04	CY05 [1]	CY06
DPS stand alone (c)	22.0	22.9	23.6
DPS post internalisation/JV (c)	n/a	24.4	27.5
% increase (vs standalone)	n/a	6.5%	16.5%
% growth (year on year)	3.8%	10.9%	12.7%

(1) Actual distribution, not annualised. Assumes proposal effective 1 July 2005

- DPS growth of 6.6% - CY2006 vs 2HCY2005 annualised [2]
- DPS 12 months to 30 June 2006 = 26.7cps
- No material change in NTA - $3.00 vs $3.02
- Proforma December 2004 GPT gearing post transaction 31.3%

(2) Annualised for the impact of the internalisation and joint venture

Section 2

Overview of Babcock & Brown & Global Real Estate Activities

2. Overview of Babcock & Brown

- Babcock & Brown is a listed company with a market cap of approximately A$2.5 billion
- Geographically business is spread approximately one third in each of
  - Europe
  - USA
  - Australia/Asia/Japan
- Five business units
  - Real Estate
  - Infrastructure
  - Corporate and Principal Investment
  - Leasing
  - Structured Finance
- Real Estate represents 20 – 25% of overall business
- All businesses built on "asset finance" skills
- Have worked across borders for a long time

2. Overview of Babcock & Brown

Global Reach; Local Presence

■ Number of Real Estate Professionals (excluding funds management, asset and transaction Management)

Babcock & Brown Offices



West Coast USA: 2
NY / Greenwich: 2
London: 9
Paris: 2
Madrid: 2
Munich: 6
Milan: 3
Tokyo: 6
Brisbane: 2
Sydney: 12
Melbourne: 4

- The Real Estate Team has access to and is supported by B&B's global network of over 440 employees
- From these locations and our offices around the world, the team can cover many markets

2. Overview of Babcock & Brown

The Babcock & Brown Team

- Our Real Estate team is made up of personnel in each market who
  - Originate transactions
  - Have local knowledge, relationships at all levels of the market
  - Are multi disciplined, skills greater than pure real estate (including accounting, tax, legal and finance)
  - Source properties in direct and indirect markets
- We are experienced in
  - All sectors (retail, office, residential, industrial)
  - Development
  - Property financing and structuring
  - Disposal/selldown of properties
  - Funds management

2. Overview of Babcock & Brown

Approach to Property Transactions

- Risk-adjusted IRR is the chief investment criterion
- Focus on the returns of the investment, rather than the appearance of the asset
- Cashflows underpin base case performance of the asset with opportunity for upside
- Exploit imperfections in the property market
- Use structured finance capabilities to improve financing costs, enhance funding efficiency and mitigate risks eg, use of maintenance contracts to convert gross leases to double or triple net leases
- Use of mezzanine debt investment as window into development projects where we maintain our desired balance of risk and return
- Plan for exit at time of investment
- Culture of working in partnerships, providing a ready environment for a partnership with GPT

Section 3

Review of European Market Characteristics

3. Review of European Market Characteristics

Attributes of European Markets

- Size of the market
- Political and legal framework, stable, secure (similarities to Australia)
- Sophisticated financial markets
- Central Eastern Europe ("CEE") potential
- Availability of property
- Liquidity of property market
- Low Euro interest rates

Global GDP Ranking Table

Country	Rank	GDP (US$bn) [1]	Population (m) [2]
USA	1	10,881.6	291
Japan	2	4,326.4	127.6
Germany	3	2,400.6	82.5
United Kingdom	4	1,794.8	59.6
France	5	1,747.9	59.8
Italy	6	1,465.6	47.5
China	7	1,409.8	1,299
Spain	8	836.1	41.9
Canada	9	834.4	31.6
Mexico	10	626.1	102.7
Republic of Korea	11	605.3	47.9
India	12	598.9	1,065
Australia	13	518.4	19.9
Netherlands	14	511.6	16.2
Brazil	15	492.3	178.5

- The highlighted countries are in aggregate 15.9 times the size of Australia's economy
- The population is more broadly distributed than in Australia – 46 cities in Europe with over 500,000 people

(1) Source: World Bank, 2003
(2) Source: OECD, 2003

3. Review of European Market Characteristics

Principal Real Estate Markets

- Size of European market combined with low level of listed real estate in Europe provides significant opportunity

	World Underlying Real Estate %	Underlying Real Estate US$bn	Listed Real Estate US$bn (total assets)	% Stock Market	% of Underlying Real Estate Listed
United States	43%	2,525	295	1%	12%
Europe (without CEE)	26%	2,000	130	1.5%	6%
Japan	12%	705	58	2%	8%
HK/China	9%	540	68	7%	13%
Australia	2%	100	45	9%	45%
Total	100%	5,870	596	3%	10%

Note: The level of listed property is expected to increase through introduction of REIT's in several European countries

3. Review of European Market Characteristics

Investment Outlook – "Positive Spread" Overseas

	Europe	Australia	US
Ungeared Property Yields [1]	6 – 8%	6 – 8%	6 – 8%
Five Year Swap Rate [2]	3.2%	6%	4.6%
Spread	2.8 – 4.8%	0 – 2%	1.4 – 3.4%

(1) *Institutional grade real estate*

(2) Five year swap rates – indicative at 21 March 2005 (excluding lending margins)

Source: Babcock & Brown

Section 4

Portfolio Overview & Discussion

4. Portfolio Overview & Discussion

Geographic Spread of Initial Portfolio or Under Consideration


NORWAY
SWEDEN
ESTONIA
REPUBLIC OF IRELAND
DENMARK
LATVIA
LITHUANIA
RUSSIA
UNITED KINGDOM
NETHERLANDS
BELARUS
BELGIUM
GERMANY
POLAND
Luxembourg
FRANCE
CZECH REPUBLIC
SLOVAKIA
UKRAINE
SWITZERLAND
AUSTRIA
HUNGARY
RUMANIA
SLOVENIA
CROATIA
BOSNIA and HERZEGOVINA
PORTUGAL
ITALY
YUGOSLAVIA
BULGARIA
SPAIN
CORSICA
SARDINIA
GREECE
SICILY

- Residential
- Retail
- Mixed Use
- Office
- Prospective Pipeline Assets
- European Union
- Non EU

This excludes some smaller residential properties in Germany

GPT GENERAL PROPERTY TRUST

BABCOCK & BROWN

Company - GPT Management Limited
File No 34819

Residential Portfolio


1 Kiel
2 Salzgitter
3 Reinbek (AMB Generali)
4 Pinneberg (AMB Generali)
5 Aachen (AMB Generali)
6 Osnabrück (AMB Generali)
7 Freiburg (AMB Generali)
8 Kiel (AMB Generali)
9 Buxtehude (AMB Generali)
10 Cologne (AMB Generali)
11 Kassel (AMB Generali)
12 Berlin I, II, III
Kiel
Schwerin
Hamburg
Bremen
Berlin
Hannover
Dusseldorf
Cologne
Bonn
Dresden
Weisbaden
Mainz
Weimer
Saarbrucken
Stuttgart
Munich
Existing Portfolio
Existing Portfolio – AMB Generali
Under Consideration

Overview of German Residential

- An established investment class
  - Institutional ownership (private equity funds, European open and closed end funds)
  - Established trading metrics
  - Availability of limited recourse debt
  - Continuing deal flow (corporates and state owners continue to sell down portfolios to get assets off balance sheet)
- Underpinned by strong fundamentals
  - Low home ownership 43%
  - Affordable rents
  - Capital values well below replacement costs
  - High quality stable income from long term tenants

4. Portfolio Overview & Discussion

Major German Residential Transactions in the Last Three Years

Seller	Number of Units
Allianz AG	1,048
AMB Generali *	2,700
Bauverein zu Hamburg	6,000
Bavaria	3,500
GIG Heimbau AG	10,000
Brebe	7,000
DAL Kiel *	6,000
DEGEWO	2,085
DEGEWO	1,500
Deutsche Bahn AG	144,000
FSG	10,000
GAGFAH	77,000
GEHAG	2,360
GeWo	2,600
GSW	65,700
GWL	1,800
Jade Wobauges	8,209
Kieler Wobauges	11,000
Monachia	1,500
Opel/GM	1,000
Deutsche Post AG	1,300
DAL Salzgitter *	13,500
RSE	38,000
Siemens AG	2,300
Thyssen Krupp AG	48,000
Viterra AG	27,000
Viterra AG	1,200
Total (Approx)	500,000

- Buyers are predominantly Investment Banks and Private Equity Funds
  - Cerberus
  - Terra Firma
  - Fortress
  - Goldman Sachs
  - Morgan Stanley
  - Appellas/Soros
  - Lone Star
  - Blackstone
  - Babcock & Brown*
- Transaction volume of over €15 billion

* Acquired by Babcock & Brown

Overview of German Residential

- Nation of predominantly renters, rather than home owners
- The number of households is expected to grow over the next 15 years


Rental Occupancy as a proportion of total dwellings
%
60
50
40
30
20
10
0
18
25
29
31
34
36
41
41
47
49
49
57
ES
IE
IT
UK
PT
FI
EU
SE
FR
NL
AT
DE


Growth in households - Germany
Number of households (millions)
42
40
38
36
38.2
41.5
2000
2020
Year

Source: German Federal Statistical Office

4. Portfolio Overview & Discussion

Overview of German Residential

- Babcock & Brown's approach
  - Focus on management improvements with a "tenant friendly" asset management model. This is vital. We have a proven team in place
  - Structure acquisitions so portfolio can be held for long term. Consider trading opportunities to crystallise uplift on capital value per m^2 (ie, buy wholesale, sell retail). This model proven in our Kiel transaction
  - Consider creation of either Australian or European Trust as sell down vehicle. German Funds are keen to pursue this mode
  - Capex to reduce vacancy and increase rent. We do not pay for vacant apartments. Reduction in vacancy goes straight to bottom line circa 10% unleveraged return on capex on occupied units, huge return on converting vacant to occupied
  - To look below the "radar screen" of the very large scale buyers

Overview of German Residential

AMB Generali - Kassel



Kiel



- Predominantly low rise buildings

Significant Upside Potential – Residential Portfolios

- Incremental capital expenditure can achieve an unleveraged return of circa 10% on occupied flats for bulk of initial portfolio
- Reducing vacancy provides quantum uplift
  - eg, Salzgitter target is to lease up 1,200 vacant apartments (approximately half of the existing vacancies) which increases rent by approximately €4.5 million - this represents an uplift in value conservatively in excess of €45 million (on equity of approximately €90 million). In that case, yield on cost on entire portfolio approaches 10% unleveraged
- Upside in rents as a result of reducing vacancies and accretive capital expenditure have not been factored into forecasts
- These initiatives do not depend on improvements in market conditions

4. Portfolio Overview & Discussion

German Residential – Kiel Case Study

- 6,000 residential units (94% occupancy)
- €175 million Portfolio (including acquisition costs)
- €165 million, 80% funded for 10 years at fixed interest rate funding (€132 million 1st mortgage, €33 million mezzanine)
- 4,600 units have been sold for total consideration in excess of €150 million
- The remaining 1,400 units have the best upside





4. Portfolio Overview & Discussion

German Residential – Kiel Case Study

- Strong demand by institutions meant it was possible to sell subportfolios – instead of individual units to tenants/small time investors (second alternative)
- Base case financial model at acquisition, conservative, assuming no sales and no rental rises (beyond CPI) for 10 years, just (substantial) paydown of principal out of cashflow
- In practice, rental income was raised by approximately 5% across the original portfolio within one year, significantly outperforming Babcock & Brown's own assumptions
- Introduction of Joint Venture Partner as entrepreneurial Property Manager proved vital success factor vs the former "absentee" corporate owner/manager

4. Portfolio Overview & Discussion

Residential Portfolio

City of Salzgitter



Salzgitter Property



Salzgitter Portfolio (initial portfolio)

Location:	City of Salzgitter, North Western Germany
Asset Type:	Residential Apartments
Purchase Price*:	€290m
Initial Yield:	Approx 8.4% pre-capex. 6.6% (on leased premises only) after maintenance, modernisation and repairs.
Occupancy:	84.5%
Characteristics:	13,476 residential apartments representing approximately 25% of the city's housing stock. Largely constructed in the 1950's and 1960's as part of the social housing schemes.
Market Description:	1 and 2 bedroom apartments; at market rental of circa €4/sqm/month.
Investment Strategy:	Reduce the vacancy level (immediate uplift considering moderate capex). Consider opportunities to sell down sub-portfolio to wholesale buyers.



* Indicative purchase price, subject to valuation. Exclusive of acquisition costs

Kiel Portfolio (initial portfolio)

Location: Northern Germany (Eastern Kiel).

Asset Type: Residential Apartments.

Purchase Price *: €40.0m plus a further €2m capex (total €42m).

Initial Yield: Approx 6.5% pre-capex.

6.01% on €42m (on leased premises only) after maintenance, modernisation and repairs.

Occupancy: 88%.

Characteristics: 1,400 residential apartments.

Market Description: Predominantly built in 1930's, 1 and 2 bedroom apartments with at market rents of approximately €4-5/sqm/month.

Investment Strategy: Reduce the vacancy level (immediate uplift considering moderate capex). Consider opportunities to sell down sub-portfolio to wholesale buyers.





* Indicative purchase price, subject to valuation. Exclusive of acquisition costs

4. Portfolio Overview & Discussion

AMB Generali Portfolio (initial portfolio)

Location:	Western Germany
Asset Type:	Residential Apartments
Purchase Price*:	€130m
Initial Yield:	Approx 6.5% pre-capex
	6.1% (on leased premises only) after maintenance, modernisation and repairs.
Occupancy:	Approx 95%
Characteristics:	2,700 residential units in 9 cities throughout Western Germany.
	Tenants are predominantly longer term occupiers in most locations.
	Producing an average all in net rent of €4.68sqm/month at market.
Market Description:	A diversified portfolio of well maintained properties.
Investment Strategy:	Hold with scope for selective disposals of sub-portfolios to wholesale investors.

* Indicative purchase price, subject to valuation. Exclusive of acquisition costs





Berlin Mixed Use I - Annenhöfe (under consideration)



Location: Berlin, Germany

Asset Type: Approx 4 years old. Mixed Use Property (Residential, Commercial, & associated Carparking).

Indicative Value: €26m

Occupancy: There is only little vacancy (approx 3.5% average) in the residential part of the property. There is vacancy in the commercial space – which is part of the asset upside. Purchase price will reflect only the leased up area.

Characteristics: 219 residential units equalling approximately 13,000m². Good quality building standard.

45 retail and office units; retail space including Edeka Hypermarket (1,775m²) totals 3,500m² office space, largest tenant Daimler Chrysler (1,200m²) totals 5,700m².

Market Description: Good residential and retail area in the centre of Berlin, less established but central location for offices.

Investment Strategy: Reduce vacancy of office component. Privatisation of residential portion block-wise or individually to small and medium investors.

Berlin Portfolio II (under consideration)

Location:	Berlin (multiple locations across the portfolio)
Asset Type:	Residential Apartments + Retail + Office
Indicative Value:	€30m
Occupancy:	To be determined within due diligence.
Characteristics:	250 renovated or rather new units (mostly residential) in better parts of the German Capital rented at €11/m^2/month (net) average.
Market Description:	Up-scale buildings in different parts of the city.
Investment Strategy:	Sell down to tenants/small investors primary disinvestment opportunity.



Berlin Mixed Use III (under consideration)



Location: Berlin, Germany

Asset Type: Mixed Use (Residential, Commercial, & associated Carparking)

Indicative Value: €42m

Occupancy: Above 90%

Characteristics: The largest part of the portfolio was built between 1999 and 2001 with construction costs of approximately €55 million (high quality residential housing complex with shopping centre). The remaining units were built between 1925 and 1928 and were modernised and refurbished between 1995 and 1998 for €6 million.

Market Description: High quality residential and retail property located in a good housing area of Berlin.

Investment Strategy: Some parts qualify ideally for privatisation to smaller investors. High probability to decrease vacancy significantly by establishing a motivated facility management (current owner is a non-profit co-operative).

4. Portfolio Overview & Discussion

Overview of German Hypermarket/Retail

- Focus on 7.5 – 9.0% yield retail assets that fulfil the following criteria
  - Long term leases (average 10 years, up to 15 years) to creditworthy tenants provide stable CF for 75% of income
  - Good retail fundamentals (catchment area/level of competition/ barriers to entry/net rent to gross turnover in %)
  - New or well maintained assets in strong catchment areas with above average per capita income
- Potential for growth (surplus area or land, rent increases)
- The bulk of the outgoings are borne by the tenant. Non recoverables are in the area of 5% of net rent
- Up to 90 – 95% limited recourse financing available on an individual asset basis (illustrating high quality cashflow). We will only gear to 75% across portfolios
- Adequate diversification (regions/tenant mix/size)

German Retail – Munich (under consideration)

Location: City of Munich, Germany

Asset Type: Retail and Logistics

Indicative Value: €80m

Occupancy: Above 95%

Characteristics: Partly new and modernised centre centrally located at a highly frequent road in the city of Munich.

$55,000m^2$ retail and storage space and some office, 650 parking spaces are included.

The main tenants are:

- Bauhaus GmbH (one of the big German do-it-yourself companies);
- Kaufhof AG (one of the main German department stores) with together 60% of the total net income; and
- Further tenants are Staples, Müller Büromöbel (office furniture).

In total the centre consists of 11 tenants.

Market Description: A well located development with a good tenant mix. Strong retail fundamentals are a yearly purchase power of 26,872 € per inhabitant (131.8) and fixed term leases of mostly 10 years and more. The catchment area can be seen on the following map.

Investment Strategy: Hold.



German Retail – Munich (catchment area)



Zone III
Zone II
Zone I
Bauhaus
Obi
Praktiker
Toom-Baumarkt
Zone I: ca. 115.000 Einwohner
Zone II: ca. 325.800 Einwohner
Zone III: ca. 81.000 Einwohner

The map gives an overview about the catchment area to the do-it-yourself-store. The dark orange zone is directly located next to the city centre of Munich on a main road on the eastwest axis through Munich. The competitors to the "Baumarkt" are shown with blue font (Obi, Praktiker and Toom). Three of them can be identified as competitors, which is moderate in reference to the extension of the zones I – III.

German Retail – Rewe Russelsheim (under consideration)

Location: City of Rüsselsheim, West Central Germany

Asset Type: Retail ("Hypermarket")

Indicative Value: €11.1m

Occupancy: Fully let to REWE Group, a strong German retailer.

Characteristics: New 5,700m2 retail centre in Rüsselsheim, a middle-size city approximately 20km from Frankfurt, Germany.

220 car parking bays.

Fully let to REWE Group for 15 year initial term.

REWE Group has approximately 11,492 stores in Europe, and a net operating profit of 2004 of €442m.

Market Description: Rüsselsheim is very well connected through several highways and high speed rail services, and is 16km from Europe's 2nd largest airport in Frankfurt. Relatively low unemployment rate and positive demographic trend.

The retail centre will replace an existing one at a less attractive location therefore having an existing clientship plus the upside from new highly frequented location.

Investment Strategy: Hold

German Retail – Straubing (under consideration)



Location: Straubing, city 140km northeast of Munich, Germany

Asset Type: Retail with some office

Indicative Value: €48m

Occupancy: Fully let

Characteristics: Completed in 1990 and extended in 1999. The total area is about 33,316m^2 NLA. The side has potential for development.

1,000 car parkings thereof 400 in a parking garage.

The main tenants are:

- Kaufland (retail);
- Adler-Modemarkt (retail); and
- ProMarkt (retail) with together 38% of the total net income.

The centre consists of 52 tenants.

Market Description: A well located development near the main station with a good tenant mix and fixed long term leases (eg, Kaufland, Adler, ProMarkt).

Investment Strategy: Hold and develop surplus land.

German Retail/Commercial – Cologne (under consideration)

Location: Cologne, Germany

Asset Type: Retail & Commercial

Occupancy: 90%

Characteristics: Total rental space of the retail complex ("A") is approx. 25,000m^2. The buildings are rented to a good tenant mix (eg, City of Cologne – 20 year lease, Praktiker (a Metro AG sister), Staples, McDonalds, Telekom, ATU, Merkur. Approximately 350 parking spaces.

The new Cologne Car Center (("B") to be completed) will be let to City of Cologne motorvehicle admission department for 20 years. This new location will replace the existing 4 facilities spread around the city. 250 parking spaces.

Market Description: The retail centre is well located near the centre of Cologne, has good infrastructure and is directly connected to the motorway system between airport and city. The market is stable with positive demographic development and a yearly purchasing power per inhabitant of 19.068 € (114.8).

Investment Strategy: Hold and develop surplus area of land.



A
B
C
D





Galerie Butovice - Prague (initial portfolio)

- Brand new centre.
- 95% precommitted, 10 minutes from Prague city.
- Adjacent to office precinct and established residential areas.
- Good transportation links.
- Ahold – committed to 15 year lease (supermarket). Ahold occupy 70% office space on 10 year lease (as CEE headquarters).
- Similar design and quality to Australian subregional shopping centre.

4. Portfolio Overview & Discussion

Galerie Butovice - Prague (initial portfolio)



Czech Retail – Galerie Butovice (initial portfolio)

Location: 6km South West of Central Prague

Asset Type: New retail and office/commercial

Purchase Price: €106.8m

Initial Yield: 8.0%

Occupancy: Approx 95% income is precommitted.

Characteristics: $37,475m^2$ retail NLA (Ahold supermarket $13,941m^2$).

$9,154m^2$ office/commercial NLA (70% precommitted to Ahold).

1,377 parking spaces.

130 tenants.

Soft opening 18 March 2005.

Market Description: A brand new, well located development with approximately 28% income from Ahold (15 years supermarket, 10 years office).

Investment Strategy: Hold

4. Portfolio Overview & Discussion

German Technology Park - Cologne (initial portfolio)

- Located in fully integrated office park with wide range of tenant services within the park
- High quality tenants, long term leases
- Contemporary design and efficient floorplates
- Relatively low operating costs
- Strong relationship with developer/vendor – potential for repeat business
- Consistent with other business parks currently under consideration

German Technology Park - Cologne (initial portfolio)



Location: 5 km west of City Centre of Cologne, Germany's 6th largest economic city.

Asset Type: Office/Technology Park

Purchase Price: €70.6

Initial Yield: 6.2%

Occupancy: Approx 90%

Characteristics: 30% interest in an office/technology park comprising:

- 6 office buildings and 1 sales and convention centre of Mercedes Benz;
- 99,500m^2 NLA;
- 80% leased income from credit worthy tenants such as Daimler Chrysler, Cityworks of Cologne and Federal Republic of Germany and Ford Financial Services.

Market Description: A quality portfolio of office properties underpinned by long term leases in a well situated office park.

Investment Strategy: Hold as a longer term investment.

French Business Park – Velizy (under consideration)

Location: South Paris, France

Asset Type: Development, Office Business Park

Occupancy: Development site with 50% precommitment to Peugeot.

Characteristics: 60,000m^2

50% of Business Park is preleased to Peugeot and will form its research and development headquarters. An additional 25% is under option to Peugeot.

Total project value: €210 million.

Market Description: A well located development, 15km south of Paris in the second largest business area with excellent road access. Peugeot has decided to concentrate its R&D activities in Velizy together with its headquarters (2 buildings already there).

Investment Strategy: Hold for long term.



Existing facility in Business Park

French Business Park – Louviciennes (under consideration)



Location:	West Paris, France
Asset Type:	Commercial Business Park
Occupancy:	Development site.
Characteristics:	50% interest with a developer to acquire and develop this land in a prime location.
	Site area: 242,000m^2
	Project Value: €425m
Market Description:	Situated close to the Palace of Versailles, this site has a highly advantageous position with exceptional road access.

Appendix A

Selected Biographies

Appendix A: Selected Biographies

Michael Maxwell manages the Australian and European Real Estate teams and coordinates the Group's real estate activities worldwide. He joined Babcock & Brown in 1992. Prior to joining Babcock & Brown, Michael was an executive director of Morgan Grenfell Australia Limited where he specialised in both domestic and cross-border corporate finance transactions. He began his career as a corporate lawyer with Mallesons Stephen Jaques. Michael is a director of Grand Hotel Company Limited and the Citta Property Group. Michael holds a Bachelor of Economics and Bachelor of Laws degree from the University of Sydney. He is based in our Sydney office.

Michael has been involved in many significant real estate transactions executed by Babcock & Brown in Australia and Europe.

David Ross is the Group Chief Operating Officer of Babcock & Brown. He joined Babcock & Brown in 2004. Prior to joining Babcock & Brown, David was with Lend Lease Corporation for over 10 years where he held positions as CEO of General Property Trust, CEO of Lend Lease, Asia Pacific and Global and US CEO, Real Estate Investments. David holds a Bachelor of Commerce degree from the University of Western Australia. He is based in our Sydney Office.

Appendix A: Selected Biographies

Europe

Martin Rey is an Executive Director of Babcock & Brown and has geographic responsibility for continental Europe and co-ordinates a variety of European business activities. He joined Babcock & Brown in 2003. Prior to joining Babcock & Brown, Martin held a variety of senior management positions at HVB, most recently Executive Divisional Board Member, Corporate Banking. Martin earned a law degree at Rheinische Friedrich-Wilhelms University in Bonn and studied business at the University of Hagen. He is based in our Munich office.

Recent real estate transactions in which Martin has been involved include the acquisition of the Salzgitter, Kiel. and AMB Generali residential portfolios.

Artus Pourroy focuses on Babcock & Brown's German activities with a special emphasis on Structured Finance and Real Estate Finance. Prior to joining Babcock & Brown in 2000, Artus was Head of Lease/Asset Finance at HypoVereinsbank, Munich. Prior to that, he worked in their Project Finance Department. Artus holds a Ph.D. in Law from the Humboldt University in Berlin and a diploma in law from the Ludwig Maximilian University in Munich. He is based in our Munich office.

Artus was recently involved in the acquisition of the Cologne business park.

Christian Terberger focuses on our real estate activities in Germany and other German-speaking parts of Europe. He jointed Babcock & Brown in 2002. Before joining, Christian was National Director Real Estate Group with Ernst & Young Germany. During his professional career he has held different senior management positions in banking and real estate development. Christian's background is in law and surveying. He is based on our Munich office.

Christian was most recently involved in our residential real estate transactions in Germany (eg. Kiel, Salzgitter, and AMB Generali).

GPT
GENERAL PROPERTY TRUST

25 February 2005

GPT Management Limited ABN 94 000 335 473 as Responsible Entity and Trustee of General Property Trust ABN 58 071 755 609

Level 14
Tower Building
Australia Square
Sydney NSW 2000
Australia

GPT Unitholder Service Centre
Freecall 1800 025 095
Facsimile 02 9236 6020

GPT@lendlease.com.au

www.gpt.com.au

Dear Unitholder

Please find enclosed:

- Distribution Advice for the December 2004 quarter distribution

December quarter distribution: The distribution for the quarter ended 31 December 2004 is **5.6** cents per unit (GPT Split Trust distributions are Income: **4.775** cents per unit and Growth: **0.825** cents per unit).

Value of your investment: The enclosed distribution advice provides information on the number of units held and market price as at the record date and, therefore, the value of your holding at that time. To update this information, current unit prices can be found in most major daily newspapers or our website at **www.gpt.com.au**

Trust update:
As you are aware, GPT unitholders received an all scrip takeover offer from Stockland which the Independent Directors and management believe offers inadequate compensation for GPT's premium assets and the risks of merging with Stockland.

In discussions with GPT unitholders, the Independent Directors and management received a clear message that unitholders wanted to see an independent GPT, with internal management and an improved growth profile.

On 17 February 2005, the Independent Directors of GPT announced a proposal to internalise the existing management of GPT ("the proposal").

Under the proposal, it is also proposed that GPT form a joint venture with Babcock & Brown for the purpose of pursuing investment and property development opportunities in Australia and Continental Europe and establishing a listed and unlisted funds management business.

The joint venture will create a more expansive property group, combining GPT's premium quality investment portfolio with Babcock & Brown's record for delivering strong returns and pipeline of opportunities, to pursue higher earnings growth activities.

The proposal has the unanimous support of GPT's Independent Directors, in the absence of a superior offer emerging.

What do you need to do? Unitholders will be sent an Explanatory Memorandum and Notice of Meeting in late April 2005 for an Extraordinary General Meeting planned for May 2005 to consider the internalisation proposal.

Your Independent Directors view the internalisation proposal as a superior alternative to the Stockland offer and continue to recommend unitholders **DO NOT ACCEPT STOCKLAND'S OFFER.**

Your Independent Directors advise that you take no action until such time that you have received and reviewed the Explanatory Memorandum and, where necessary, sought independent advice.

If you have any questions you can:

- Call the Unitholder Information Line on 1800 350 150 (within Australia) or +61 2 9278 9045 (outside Australia)
- Visit www.gpt.com.au
- Consult your investment, financial, taxation or other professional adviser.

Check Your Holding Online: You can access information about your holding in GPT or GPT Split Trust online through the **INVESTOR INFORMATION** section of GPT's website.

Alteration of Unitholder details: To alter your address or banking instructions, please provide written notification to the GPT Unit Registry, Locked Bag A14, Sydney South, NSW, 1235.

Questions?
If you have any questions relating to your unitholding in GPT, please call the **Unitholder Service Centre on Freecall 1800 025 095** (8.30am - 5.30pm Sydney time) or visit our website at **www.gpt.com.au**

If you have any questions specifically relating to the Stockland offer or the proposal outlined above, please call the **Unitholder Information Line on 1800 350 150**.

I trust that this information is of assistance and thank you for your continued support of GPT.

Yours faithfully



Donna Byrne
Investor Relations Manager

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement and
Media Release

GPT PROPOSES TO INTERNALISE MANAGEMENT AND CREATE A $1 BILLION JOINT VENTURE WITH BABCOCK & BROWN

The Independent Directors[1] of GPT today announced a proposal to internalise its management and form a $1 billion Joint Venture with Babcock & Brown ("**Joint Venture**"). The Joint Venture will pursue investment and property development opportunities and establish a listed and unlisted funds management business.

The proposal has the unanimous support of GPT's Independent Directors, subject to an independent expert confirming that the transaction is in the best interests of GPT unitholders, and no superior proposal emerging.

The Chairman of the Independent Directors, Peter Joseph, said, the proposal offered GPT unitholders the opportunity to create an independent GPT with improved diversification and significant earnings growth.

"The proposal to restructure GPT will bring together GPT's high quality investment portfolio with Babcock & Brown's proven deal sourcing and structuring skills to create higher returns for investors," Mr Joseph said.

"We believe this proposal will provide what our investors have been asking for – independence, with internalised management able to pursue higher growth and better returns, coupled with the Joint Venture with Babcock & Brown which will provide an immediate positive impact. The package, we believe, speaks for itself and we are enthusiastic in our support," he said.

The Independent Directors continue to recommend against acceptance of the Stockland takeover offer.

We have discussed this proposal with Lend Lease who owns the responsible entity which manages the Trust. Lend Lease respects GPT's decision to put an internalisation proposal to unitholders. Lend Lease has advised us that it remains committed to maintaining a strong relationship between the two organisations in the future and both parties have every intention of maintaining a co-operative and productive working relationship.

KEY BENEFITS OF THE PROPOSAL

Key benefits of the proposal include:

- **Creates an independently managed group** – delivers an independent GPT, eliminates management fees and aligns the interests of investors and management.

- **Builds a platform for growth** – a stapled vehicle having a growth platform in its own right combined with an initial $1 billion strategic Joint Venture with Babcock & Brown. The Joint Venture combines GPT's asset management skills with Babcock & Brown's sourcing and

---

[1] The GPT Independent Directors comprise Peter Joseph (Chairman), Ken Moss and Malcolm Latham

384148-1

structuring expertise and provides a platform for development of a funds management business.

- **Significant distribution uplift** – GPT's estimated CY2006 distribution will increase by 16.5% should the proposal be implemented.

- **Significant increase in ongoing distribution growth** – 6.6% DPS growth in CY2006 versus 2H2005 annualised.

- **Maintains moderate gearing of 31.3% (December 2004 proforma adjusted) within GPT's target range of 30-40%** – investment in the Joint Venture is backed by stable, income producing property and predominantly funded by GPT's proposed sell-down of interests in three retail assets to Westfield (in the case of Sunshine Plaza, subject to pre-emptive rights).

- **A Control Premium is preserved** – for the potential benefit of GPT investors.

THE PROPOSAL

The key elements of the proposal are described below:

- **Internalisation**
  The internalisation of GPT will create an independent, internally managed property group combining GPT's premium quality investment portfolio with the flexibility to pursue higher earnings growth activities such as an unlisted funds management business and investments with GPT's Joint Venture partner Babcock & Brown.

  The proposed internalisation is expected to deliver annualised cost savings of approximately $20 million.

  The GPT Independent Directors and key members of GPT's executive team have confirmed they will accept employment with the new responsible entity and GPT plans to discuss transitional arrangements with Lend Lease.

- **Joint Venture**
  The 50:50 Joint Venture will initially be capitalised at $1 billion, growing to $1.4 billion within 18 months.

  GPT will initially contribute $900 million comprised of $700 million of 9% cumulative preferred capital and $200 million of ordinary equity. Babcock & Brown will contribute $100 million of ordinary equity.

  Key activities of the Joint Venture will include:

  - investment in offshore property initially focussed on Europe
  - selective investment, active management, development and recycling of capital
  - external funds management – both listed and wholesale.

  The Joint Venture will have exclusive first rights to Babcock & Brown's global real estate pipeline where funded by non-Babcock & Brown Australian capital and property and funds management activities of Babcock & Brown and GPT in Australia[2].

  Assets comprising European retail, residential and commercial to the value of approximately $1.1 billion will seed the Joint Venture. A diverse range of follow-on investments and developments in Europe and Australia to the value of approximately $1.3 billion have also been identified. Further investments are expected to be contributed to the Joint Venture within 18 months. Babcock & Brown has underwritten the delivery of investment opportunities to the Joint Venture that will increase GPT's DPS by 1 cent (2H2005) and 2.75 cents CY2006.

---

[2] Excluding Japan

Each party has a right of veto over proposed investments.

The Joint Venture's Board and Investment Committee will have equal representation from both GPT and Babcock & Brown.

The Joint Venture will initially have consolidated third party non-recourse gearing of 65% with an agreed maximum of 75% and will have dedicated staff and systems and appropriate governance arrangements put in place.

- **Funds Management Business**
  The Joint Venture intends to establish a funds management business with both listed and unlisted products.

  The combination of GPT's Australian asset and fund management expertise with Babcock & Brown's deal sourcing ability and global platform as well as both parties' potential to provide seed assets means the Joint Venture will be well positioned to aggressively pursue such opportunities.

- **Sale of Assets to Westfield**
  Subject to unitholder approval of the internalisation proposal and pre-emptive rights on Sunshine Plaza, Westfield has agreed to acquire 50% interests in Penrith Plaza and Woden Plaza and a 25% interest in Sunshine Plaza. Following settlement, Westfield will manage the Penrith and Woden properties. Westfield has agreed to pay $744 million which represents a weighted average sale yield below 6.0% on passing income and a premium to the independent valuations commissioned in December 2004.

  GPT will use the proceeds from the sales to invest in the Joint Venture with Babcock & Brown which will provide higher yielding investments thereby increasing forecast distributions per GPT security.

FINANCIAL IMPACT

The proposal provides an immediate and significant increase in distributions as well as an increase in distribution growth. The table below summarises the estimated impact of the transaction on GPT's distributions:

	CY04	CY05 Actual	CY06
DPS stand alone (cps)	22.0	22.9	23.6
DPS post internalisation / JV (cps)	n/a	24.4	27.5
% increase (vs stand alone)	n/a	6.5%	16.5%
% growth (year on year)	3.8%	10.9%	12.7%

- DPS growth CY2006 vs 2H2005 annualised = 6.6%
- No material change in NTA - $3.00 vs $3.02
- Pro-forma December 2004 gearing post transaction = 31.3%

MANAGEMENT

GPT's senior executives will continue to manage GPT's portfolio as well as assist in the funds management operations of the Joint Venture. The Joint Venture will be managed by staff from GPT, Babcock & Brown and new employees.

CONDITIONS TO IMPLEMENTATION

- **Independent Expert**

An Independent Expert will be appointed to report on whether the proposal is in the best interests of GPT unitholders. An Explanatory Memorandum and Independent Expert's Report will be sent to investors by late April 2005, with a unitholder meeting to approve the necessary resolutions expected to take place in May 2005.

- **Formal Documentation**
  GPT and Babcock & Brown will now move to develop and finalise all the formal agreements necessary to implement the proposal, including the information to be sent to unitholders to approve the proposal.

GPT's Independent Directors unanimously support the proposal set out in this announcement subject to the Independent Expert confirming it is in the best interests of unitholders and subject to no superior proposal emerging. GPT's Independent Directors recommend unitholders take no action until they receive a copy of the Explanatory Memorandum. If unitholders wish to act, GPT's Independent Directors recommend you consult an investment advisor.

BREAK FEE

GPT has agreed to pay to Babcock & Brown a break fee of up to $15 million in the circumstances detailed in Appendix A, in compensation to Babcock & Brown for keeping available through to the proposed effective date the seed and other identified assets and in compensation for advisory costs, costs of management time, out-of-pocket expenses, including air fares and hotel accommodation, its holding costs in relation to the seed assets for the Joint Venture and reasonable opportunity costs incurred by Babcock & Brown in pursuing the proposal including delaying commitment of finance and taking interest rate risk and, conversely, in not pursuing other alternative acquisitions or strategic initiatives.

OTHER

The GPT Board is comprised of the Independent Directors, Peter Joseph (Chairman), Malcolm Latham, and Ken Moss for the purpose of considering the proposed internalisation and Joint Venture. GPT Director Elizabeth Nosworthy is also a director of Babcock & Brown and stood aside from the GPT Board for the consideration of the proposal.

The GPT Board and management continue to retain independent advisers: Macquarie Bank, as financial adviser; Allens Arthur Robinson as legal adviser and Blake Dawson Waldron as adviser on governance processes for purposes of evaluating the proposals.

For unitholder questions in relation to this announcement please call the GPT Unitholder information line 1800 350 150 (in Australia) and 61 2 9278 9045 (if overseas) between 9:00am and 5:00pm Monday to Friday (excluding public holidays).

ENDS

Enquiries

For further information please contact

Nic Lyons	
Chief Executive Officer	Martin Debelle /Graham Canning
General Property Trust	Cannings
(02) 9237 5816	(02) 9252 0622

Appendix A – Break Fee

1. Triggers of break fee of $7.5 million or $15 million

1.1 Subject always to clause 3, GPT will pay either one of the following amounts to Babcock & Brown:

(a) the amount of $7.5 million (exclusive of GST), if any of the triggers detailed in clause 1.2 occurs before 16 March 2005; or

(b) the amount of $15 million (exclusive of GST), if any of the triggers detailed in clause 1.2 occurs on or after 16 March 2005,

in each case less any payment made under clause 2.

1.2 The following are the triggers for the payment of an amount under clause 1.1.

(a) If:

(i) the Babcock & Brown proposal does not receive the necessary approvals of the GPT unitholders at the meeting convened to consider the Babcock & Brown proposal or that meeting is not convened before 30 June 2005 (or is otherwise abandoned or adjourned to a date after 30 June 2005); and

(ii) before that GPT unitholder meeting or 30 June 2005 (whichever is earlier), either a new competing proposal or a variation to an existing competing proposal is made or announced, and within 6 months of that announcement the competing proposal is or becomes either unconditional or is implemented.

(b) If:

(i) subject to paragraph (ii), the GPT Independent Directors fail to unanimously recommend, or withdraw their unanimous recommendation of, the Babcock & Brown proposal, or make a public statement that they no longer support that proposal;

(ii) the break fee shall not be payable in accordance with paragraph (i) if the Independent Expert appointed to consider the Babcock & Brown proposal gives an opinion that it is not in the best interests of GPT and its unitholders, unless that opinion is based on the announcement or making of a competing proposal or the variation of an existing competing proposal.

(c) If the GPT Independent Directors publicly recommend that a competing proposal (including a varied existing competing proposal) is in the interests of GPT and its unitholders.

2. Triggers of cost recoupment of $2.5 million

Subject always to clause 3 and to there having been no payment of an amount pursuant to clause 1.1, GPT must pay to Babcock & Brown the amount of $2.5 million (exclusive of GST) as a contribution towards the costs it has incurred in pursuing and promoting the Babcock & Brown proposal if any of the following occurs:

2.1 The Independent Expert appointed to consider the Babcock & Brown proposal gives an opinion that the Babcock & Brown proposal is not in the best interests of GPT and its unitholders (other than because that opinion is based on the announcement or making of a competing proposal or the variation of an existing competing proposal) and the GPT Independent Directors fail to unanimously recommend, or withdraw their unanimous recommendation of, the Babcock & Brown proposal or make a public statement that they no longer support the Babcock & Brown proposal.

2.2 The Babcock & Brown proposal does not receive the necessary approvals of GPT unitholders at the meeting convened to consider the Babcock & Brown proposal or that

meeting is not convened before 30 June 2005 (or is otherwise abandoned or adjourned to a date after 30 June 2005).

2.3 Babcock & Brown validly terminates the proposal.

2.4 GPT terminates the proposal for a reason other than as described in clause 3.1, below.

2.5 GPT is prevented under clause 3 from making a payment of a break fee under clause 1.1.

3. Prohibitions on payment

3.1 No amount shall be payable under clauses 1 or 2 if GPT terminates the proposal because:

(a) the unitholder documents or formal agreement evidencing the Babcock & Brown proposal are unable to be settled before 30 April 2005; or

(b) before the unitholder documents or formal agreement evidencing the Babcock & Brown proposal are settled, GPT determines that an irresolvable material issue has arisen in respect of one of the assets intended to be acquired by the Joint Venture,

after the procedures for resolving these matters have been exhausted provided that no trigger event under clause 1.2 has then arisen.

3.2 No amount will be payable under clause 1 (and any payment made must be refunded) to the extent that a court, arbitral tribunal or the Takeovers Panel determines that the agreement by GPT to make such payment, or the making of any such payment, to Babcock & Brown:

(a) constituted, or constitutes, or would constitute, a breach of the fiduciary or statutory duties of the GPT board of directors to GPT; or

(b) constituted, or constitutes, or would constitute, unacceptable circumstances within the meaning of the Corporations Act; or

(c) was, or is, or would be, unlawful for any other reason.